QKL Stores Inc.
4 Nanreyuan Street
Dongfeng Road, Sartu District
Daqing, PRC 163300

March 24, 2011

United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	QKL Stores Inc. (the “Company”)
Form S-1 (“Registration Statement”)
Filed May 26, 2010
File Number 333-167087

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on Friday, March 25, 2011, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Zhuangyi Wang Zhuangyi Wang Chief Executive Officer QKL Stores Inc.